    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1997

                                                      REGISTRATION NO. 333-28825
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           ------------------------

                               HS RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                 94-3036864
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                Identification Number)

                               ONE MARITIME PLAZA
                                   15TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 433-5795
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                             JAMES M. PICCONE, ESQ.
                                GENERAL COUNSEL
                               HS RESOURCES, INC.
                           1999 BROADWAY, SUITE 3600
                            DENVER, COLORADO  80202
                                 (303) 296-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           ------------------------


           It is requested that copies of communications be sent to:

                           RONALD R. LEVINE, II, ESQ.
                           DAVIS, GRAHAM & STUBBS LLP
                       370 SEVENTEENTH STREET, SUITE 4700
                            DENVER, COLORADO  80202
                                 (303) 892-9400

                           ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following box.   [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]


                           ------------------------

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                              Proposed         Proposed
                                                Amount         maximum          maximum
      Title of each class of                     to be     offering price      aggregate           Amount of
   securities to be registered                registered     per unit(1)   offering price(1)   registration fee(1)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share       2,864,225         $14.50        $41.531,263           $12,586
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based upon the average of the high and low prices reported by The New York Stock Exchange on June 5, 1997. This fee was previously paid by the Registrant.

                           ------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16.  EXHIBITS


Exhibit
Number                     Description of Exhibits


1.1* Underwriting Agreement dated October 9, 1997 by and among HS Resources, Inc., Orion Acquisition, Inc., HSRTW, Inc., HS Energy Services, Inc., Natural Gas Partners, L.P., Lehman Brothers Inc., Merrill Lynch & Co. and Petrie Parkman & Co.


3.1 Amended and Restated Certificate of Incorporation of the Company. (Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, No. 33-52774, filed October 2, 1992.)

3.2 Third Amended and Restated Bylaws of the Company adopted December 16, 1996. (Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4, No. 333-19433, filed January 8, 1997.)

4.1 Form of Indenture dated December 1, 1993, entered into between the Company and the Trustee. (Incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company's Registration Statement on Form S-3, No. 33-70354, filed November 23, 1993.)

4.2 Indenture dated November 27, 1996, among the Company, Orion Acquisition, Inc., HSRTW, Inc., and Harris Trust and Savings Bank as Trustee. (Incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4, No. 333-19433, filed January 8, 1997.)

4.3 First Supplemental Indenture dated November 25, 1996 among the Company, Orion Acquisition, Inc., HSRTW, Inc., and Harris Trust and Savings Bank as Trustee. (Incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4, No. 333-19433, filed January 8, 1997.)

4.4+ Registration Rights Agreement between the Company and Natural Gas Partners, L.P. dated June 17, 1996.


5.1+                       Opinion of Davis, Graham & Stubbs LLP


10.1 Amended Note and Warrant Purchase Agreement dated January 15, 1991, among NGP, Resolute Resources, Inc., and the Company. (Incorporated by reference to Exhibit 4.4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1990, filed February 14, 1991.)

10.1.1 Amendment No. 1 to Note and Warrant Purchase Agreement dated June 28, 1991, between the Company and NGP. (Incorporated by reference to Exhibit
                           4.4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1991, filed September 30, 1991.)

10.1.2 Second Amendment to Note and Warrant Purchase Agreement dated August 17, 1992, between the Company and NGP. (Incorporated by reference to Exhibit
                           4.2.2 to Amendment No. 2 to the Company's
                           Registration Statement on Form S-1, No. 33-52774, filed November 19, 1992.)

10.1.3 Third Amendment to Note and Warrant Purchase Agreement dated October 21, 1993, between the Company and NGP. (Incorporated by reference to Exhibit 4.1.3 to Amendment

                           No. 2 to the Company's Registration Statement on Form S-3, No. 33-70354, filed November 23, 1993.)

10.2 Amended and Restated Warrant Agreement dated January 15, 1991, between NGP and the Company.
                           (Incorporated by reference to Exhibit 4.5.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1990, filed February 14, 1991.)

10.3 Amended Warrant No. W-1, dated January 15, 1991, and issued by the Company to NGP. (Incorporated by reference to Exhibit 4.6.1 to the Form 8, Second Amendment to Form 10, filed April 8, 1991.)

10.3.1 Amendment No. 1 to Amended Warrant No. W-1, dated December 30, 1991, and issued by the Company to NGP. (Incorporated by reference to Exhibit 4.6.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1991, filed on February 14, 1991.)

10.4 Form of Warrant No. W-10, dated January 28, 1992, and issued by the Company to NGP. (Incorporated by reference to Exhibit 4.16 to Amendment No. 1 to the Company's Registration Statement on Form S-1, No. 33-52774, filed November 9, 1992.)

10.5 1987 Stock Incentive Plan, as amended December 2, 1996. (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 19, 1997.)

10.6 Common Stock Purchase Warrant dated July 12, 1990 by the Company to James E. Duffy. (Incorporated by reference to Exhibit 10.5 to the Form 8, Second Amendment to Form 10, filed April 8, 1991.)

10.7 HS Resources, Inc. Rule 701 Compensatory Benefit Plan. (Incorporated by reference to Exhibit 10.5.2 to the Form 8, Second Amendment to Form 10 filed April 8, 1991.)

10.8 1992 Directors' Stock Option Plan. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form S-1, No. 33-52774, filed November 9, 1992.)

10.8.1 1993 Directors' Stock Option Plan. (Incorporated by reference to Exhibit 10.8.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 31, 1994 (as amended by Form 10-K/A-1 on April 8, 1994.))

10.9 Form of Indemnification Agreement for Directors of the Company. (Incorporated by reference to Exhibit
                           10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed March 25, 1996.)

10.10 Lease Agreement dated October 6, 1993, between the Company and JMB Group Trust IV and Endowment and Foundation Realty, Ltd.--JMB III for the premises at One Maritime Plaza, San Francisco, California. (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 31, 1994 (as amended by Form 10-K/A-1 on April 8, 1994.))

10.11 Lease Agreement dated March 28, 1994, between the Company and 1999 Broadway Partnership for the premises at 1999 Broadway, Denver, Colorado. (Incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, filed August 12, 1994.)

10.12 Interest exchange agreement between The Chase Manhattan Bank, N.A. and the Company dated May 9, 1995. (Incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed August 14, 1995.)

10.13 Amended and Restated Agreement and Plan of Merger, dated as of April 29, 1996, among the Company, HSR Acquisition, Inc. and Tide West Oil Co. (Incorporated by reference as Annex A to Amendment No. 2 to the Company's Registration Statement on Form S-4, No. 333-01991, filed on May 2, 1996.)

10.14 Agreement for Purchase and Sale of Assets [Monetization], dated as of February 24, 1996, among the Company, Basin Exploration, Inc. ("Basin") and Orion Acquisition, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Form 8-K, filed March 12, 1996.)

10.15 Agreement for Purchase and Sale of Assets [Wattenberg], dated as of February 24, 1996, among the Company, Orion Acquisition, Inc. and Basin. (Incorporated by reference to Exhibit A to the Company's Schedule 13D relating to Basin Exploration, Inc. filed on March 6, 1996.)

10.16 Purchase and Sale Agreement, dated December 1, 1995, between the Company and Wattenberg Gas Investments, LLC. (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed March 25, 1996.)

10.17 Rights Agreement, dated as of February 28, 1996, between the Company and Harris Trust Company of California as Rights Agent. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A, filed March 11, 1996.)

10.18 Purchase and Sale Agreement dated March 25, 1996 between Orion Acquisition, Inc., the Company and Wattenberg Resources Land, L.L.C. (Incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed May 15, 1996.)

10.19 Credit Agreement, dated as of June 7, 1996, among the Company and The Chase Manhattan Bank, N.A. ("Chase"), as agent of the Banks signatory thereto. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.20 Amended and Restated Credit Agreement dated as of June 14, 1996, among the Company, Chase as agent, and the Banks signatory thereto. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.21 First Amendment to Amended and Restated Credit Agreement dated as of June 17, 1996, by and among the Company and Chase in its individual capacity and as agent for the Lenders. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.22 Second Amendment to Amended and Restated Credit Agreement dated as of November 27, 1996 among the Company and Chase in its individual capacity and as agent for the Lenders. (Incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-4, No. 333-19433, filed January 8, 1997.)

10.23 Assignment of Liens and Amendment of Amended, Restated and Consolidated Mortgage, Assignment of Production, Security Agreement and Financing Statement, dated June 14,

                           1996, among Chase (Assignor), Chase (Assignee) and the Company. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.24 Guaranty Agreement by HSR Acquisition, Inc. in favor of Chase, as Agent, dated June 14, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.25 Guaranty Agreement by Orion Acquisition, Inc. in favor of Chase, as Agent, dated June 14, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.26 First Amendment to Guaranty Agreement dated as of June 17, 1996, by and among Orion Acquisition, Inc. and Chase, in its individual capacity and as agent for the Lenders. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.27 First Amendment to Guaranty Agreement dated as of June 17, 1996, by and among HSRTW, Inc. (formerly HSR Acquisition, Inc.) and Chase, in its individual capacity and as agent for the Lenders. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.28 Third Amendment and Supplement to Amended, Restated and Consolidated Mortgage, Assignment of Production, Security Agreement and Financing Statement, dated as of July 15, 1996, by and between the Company and Chase. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.29 Hedging Agreement between Chase and the Company dated May 1, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.30 Hedging Agreement between Chase and the Company dated May 1, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.31 Hedging Agreement between Chase and the Company dated June 1, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.32 Purchase and Sale Agreement between the Company and Wattenberg Gas Investments, LLC dated April 25, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.33 Purchase and Sale Agreement between Wattenberg Resources Land L.L.C. and Wattenberg Gas Investments, LLC dated May 21, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.34 Purchase and Sale Agreement between Orion Acquisition, Inc. and Wattenberg Gas Investments, LLC dated June 14, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.35 Purchase and Sale Agreement between Wattenberg Resources Land L.L.C. and Wattenberg Gas Investments, LLC dated June 14, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.36 Purchase and Sale Agreement between Orion Acquisition, Inc. and Wattenberg Gas Investments, LLC dated June 14, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.37 Purchase and Sale Agreement between the Company and Wattenberg Gas Investments, LLC dated June 28, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 14, 1996.)

10.38 Purchase and Sale Agreement between HSRTW, Inc. and Westtide Investments, LLC dated August 9, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed November 7, 1996.)

10.39 Acquisition Agreement between the Company and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. dated August 30, 1996. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed November 7, 1996.)

10.40 Purchase Agreement dated November 27, 1996 among the Company, Orion Acquisition, Inc., HSRTW, Inc., Salomon Brothers Inc., Chase Securities Inc., Lehman Brothers Inc., and Prudential Securities Incorporated. (Incorporated by reference to Exhibit
                           10.40 to the Company's Registration Statement on Form S-4, No. 333-19433, filed January 8, 1997.)

10.41 Registration Agreement dated November 27, 1996 among the Company, Orion Acquisition, Inc., HSRTW, Inc., and Salomon Brothers Inc. in its individual capacity and as agent for Chase Securities Inc., Lehman Brothers Inc., and Prudential Securities Incorporated. (Incorporated by reference to Exhibit
                           10.41 to the Company's Registration Statement on Form S-4, No. 333- 19433, filed January 8, 1997.)

10.42 Employment Agreement between James Piccone and the Company, dated April 21, 1995. (Incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 19, 1997.)

10.43                      1997 Performance and Equity Incentive Plan.
                           (Incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on May 22, 1997, filed April 24, 1997.)


23.1+                      Consent of Arthur Andersen LLP.

23.2+                      Consent of Williamson Petroleum Consultants, Inc.

23.3+                      Consent of Netherland, Sewell & Associates, Inc.

23.4+                      Consent of Davis, Graham & Stubbs LLP (contained in
                           Exhibit 5.1).


*                Filed herewith
+                Previously filed


ITEM 17.  UNDERTAKINGS

         The Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 The undersigned Registrant hereby undertakes:

                 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                        (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement;

                 (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses is incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado on the tenth day of October, 1997.


                                     HS Resources, Inc.
                                     a Delaware corporation

                                     By: /s/ Nicholas J. Sutton*
                                        --------------------------------------
                                              Nicholas J. Sutton
                                              Chairman of the Board and Chief
                                              Executive Officer


         Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the date indicated.




October 10, 1997                    By: /s/ Nicholas J. Sutton*
Date                                   ----------------------------------------
                                             Nicholas J. Sutton
                                             Chairman of the Board and Chief
                                             Executive Officer (Principal
                                             Executive Officer)




October 10, 1997                    By: /s/ P. Michael Highum*
Date                                   ----------------------------------------
                                             P. Michael Highum
                                             President and Director (Principal
                                             Executive Officer)



October 10, 1997                    By: /s/ James E. Duffy
Date                                   ----------------------------------------
                                             James E. Duffy
                                             Vice President - Finance and Chief
                                             Financial Officer and
                                             Director (Principal Financial
                                             Officer)

October 10, 1997                    By: /s/ Annette M. Montoya*
Date                                   ----------------------------------------
                                             Annette M. Montoya
                                             Vice President - Accounting/HR/OM




October 10, 1997                    By: /s/ Kenneth A. Hersh*
Date                                   ----------------------------------------
                                             Kenneth A. Hersh
                                             Director




October 10, 1997                    By: /s/ Michael J. Savage*
Date                                   ----------------------------------------
                                             Michael J. Savage
                                             Director




October 10, 1997                    By: /s/ Philip B. Smith*
Date                                   ----------------------------------------
                                             Philip B. Smith
                                             Director



                                   *By: /s/ James E. Duffy
                                       ---------------------------------------
                                         Attorney-in-fact

                                 EXHIBIT INDEX



       EXHIBIT                                                                      PAGE
       NUMBER                         DESCRIPTION                                  NUMBER
        1.1         Underwriting Agreement dated October 9, 1997 by and
                    among HS Resources, Inc., Orion Acquisition, Inc.,
                    HSRTW, Inc., HS Energy Services, Inc., Natural Gas
                    Partners, L.P., Lehman Brothers Inc., Merrill Lynch &
                    Co. and Petrie Parkman & Co.